UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Support.com, Inc.

File No. 001-37594 (File No. 000-30901 prior to October 14, 2015)
- CF#34577

_____

   Support.com, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 7, 2014, a Form 10-Q filed on May 8, 2014, and Forms 8-K filed on October 6, 2014, April 9, 2015, July 2, 2015, November 24, 2015, June 7, 2016 and July 29, 2016.

   Based on representations by Support.com, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form		Filed on		Confidential Treatment Granted
10.19	10-K		March 7, 2014		through December 31, 2017
10.20	10-K		March 7, 2014		through December 31, 2017
10.22	10-K		March 7, 2014		through December 31, 2017
10.24	10-K		March 7, 2014		through December 31, 2017
10.1	10-Q		May 8, 2014		through December 31, 2017
10.2	10-Q		May 8, 2014		through December 31, 2017
10.3	10-Q		May 8, 2014		through December 31, 2017
10.01	8-K		October 6, 2014		through December 31, 2017
10.02	8-K		October 6, 2014		through December 31, 2017
10.2	8-K		April 9, 2015		through December 31, 2017
10.2	8-K		July 2, 2015		through December 31, 2017
10.1	8-K		November 24, 2015		through December 31, 2017
10.1	8-K		June 7, 2016		through December 31, 2017
10.2	8-K		June 7, 2016		through December 31, 2017
10.1	8-K		July 29, 2016		through December 31, 2017

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Brent J. Fields
         Secretary